SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DEPOMED, INC.

(Name of Subject Company)

DEPOMED, INC.

(Name of Person Filing Statement)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

249908104

(CUSIP Number of Class of Securities)

James A. Schoeneck

President and Chief Executive Officer

7999 Gateway Boulevard, Suite 300, Newark, California 94560

(510) 744-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Ryan A. Murr, Esq. Eduardo Gallardo, Esq. James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, California 94105-0921	J. David Kirkland, Esq. John W. Martin, Esq. Brian D. Lee, Esq. Baker Botts L.L.P. 1001 Page Mill Road Building One, Suite 200 Palo Alto, California 94304-1007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Depomed, Inc., a California corporation (“Depomed” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 14, 2015, relating to the unsolicited exchange offer by Horizon Pharma plc, an Irish public limited company (“Horizon”), through its wholly owned subsidiary, Diosail Merger Corporation, a California corporation (“Offeror”), to exchange each outstanding share of common stock, no par value, of Depomed for 0.95 ordinary shares of Horizon, nominal value $0.0001 per ordinary share (the “Horizon Ordinary Shares”), upon the terms and subject to the procedures and other conditions set forth in Horizon’s Preliminary Prospectus/Offer to Exchange dated September 8, 2015 (the “Offer to Exchange”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Horizon and Offeror filed a Tender Offer Statement on Schedule TO dated September 8, 2015 (together with exhibits thereto, as amended, the “Schedule TO”) and a registration statement on Form S-4 dated September 8, 2015 (as amended, the “Registration Statement”) with the SEC.

Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

Item 9.  Exhibits.

Item 9 is hereby amended and restated in its entirety as follows:

(a)(1)	Press release issued by Depomed, Inc. dated September 14, 2015 *

(a)(2)	Letter to Depomed employees dated September 14, 2015 *

(a)(3)	Letter to Depomed shareholders dated September 14, 2015 *

(a)(4)	Corporate presentation dated September 15, 2015 (incorporated by reference to Depomed, Inc.’s Schedule 14A filed on September 15, 2015)

(a)(5)	Letter from Depomed to Horizon dated September 15, 2015 (incorporated by reference to Depomed, Inc.’s Form 8-K filed on September 15, 2015)

(e)(1)	Excerpts from Depomed, Inc.’s Definitive Proxy Statement on Schedule 14A, filed on April 6, 2015 *

(e)(2)

Rights Agreement dated as of July 12, 2015 between Depomed, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the form of Certificate of Determination of Series B Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock (incorporated by reference to Depomed, Inc.’s Form 8-K filed on July 13, 2015)

(e)(3)	Offer Letter, dated June 14, 2006, between Depomed, Inc. and Matthew M. Gosling (incorporated by reference to Depomed, Inc.’s Form 8-K filed on June 30, 2006)

(e)(4)	Form of Indemnification Agreement between Depomed, Inc. and its directors and executive officers (incorporated by reference to Depomed, Inc.’s Form 10-Q filed on November 9, 2006)

(e)(5)	2004 Equity Incentive Plan, as amended (incorporated by reference to Depomed, Inc.’s Form 8-K filed on January 17, 2012)

(e)(6)	Form of Restricted Stock Unit Award Agreement under the 2004 Equity Incentive Plan (incorporated by reference to Depomed, Inc.’s Form 8-K filed on January 17, 2012)

(e)(7)	2004 Employee Stock Purchase Plan, as amended (incorporated by reference to Depomed, Inc.’s Form 10-K filed on March 17, 2014)

(e)(8)	Offer Letter, dated April 3, 2011, between Depomed, Inc. and James A. Schoeneck (incorporated by reference to Depomed, Inc.’s Form 10-Q filed on May 6, 2011)

(e)(9)	Offer Letter dated January 13, 2012 between Depomed, Inc. and August J. Moretti (incorporated by reference to Depomed, Inc.’s Form 10-K filed on March 8, 2012)

(e)(10)	Form of Management Continuity Agreement between the Company and its executive officers (incorporated by reference to Depomed, Inc.’s Form 8-K filed on May 23, 2014)

(e)(11)	Offer Letter dated as of July 14, 2014 between the Company and Srinivas G. Rao, M.D., Ph.D. (incorporated by reference to Depomed, Inc.’s Form 10-Q filed on November 6, 2014)

(e)(12)	Offer Letter dated as of July 31, 2014 between the Company and Richard Scott Shively (incorporated by reference to Depomed, Inc.’s Form 10-Q filed on November 6, 2014)

*              previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DEPOMED, INC.

By:	/s/ Matthew M. Gosling
Name:	Matthew M. Gosling
Title:	Senior Vice President and General Counsel

Dated: September 18, 2015